EXHIBIT 99.19

CONSENT OF SRK CONSULTING (SOUTH AFRICA) (PTY) LTD.

The undersigned hereby consents to the use of “SRK Consulting (South Africa) (Pty) Ltd.” in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.
The technical report dated July 17, 2009 entitled “Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”); and

2.	The annual information form of the Company dated March 29, 2010, which includes reference to my name in connection with information relating to the Twangiza Report.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 29, 2010

SRK CONSULTING (SOUTH AFRICA) (PTY) LTD. By: /s/ HG Waldeck Name: HG Waldeck Pr Eng Title: Partner and Principal Mining Engineer